Exhibit 15.1

The final stages of the downturn: a ring of fire

Continued stability across the portfolio positions us to take advantage of opportunities that we expect to arise over the coming months as a result of further distress in financial markets

Through the first quarter of 2023, the Fundrise portfolio has continued to demonstrate an impressive level of resilience despite recent events and ongoing volatility. The average net return for the quarter across all client accounts was a positive 0.59%, with the Flagship Fund, our largest fund, delivering a net return of 0.56%, while the Income Fund delivered a 2.13% net return, driven by an average annualized dividend of 8.4%. Full return metrics across all funds for Q1 are included in the appendix at the end of this letter.

As a result of this stability, we believe the portfolio and our investors are now increasingly well positioned to take advantage of what we expect to be the coming opportunities that will emerge as we enter the final stages of the current economic downturn.

The more things change, the more they stay the same

For as far back as there are records of human civilization, debt has existed. More than 5,000 years ago in ancient Sumeria, before the invention of coins or money, there was debt, in the form of an IOU between merchants. And for as long as there has been debt and humans, there have been debt cycles.

We say this to point out that as newsworthy as some of the events of the last quarter have been (the second largest bank failure in US history certainly grabs headlines), they are in many ways consistent with what one would expect in a typical debt cycle and have generally unfolded up to now in much the way we discussed in both our year-end letter and our Onward episode from last fall titled: The Great Deleveraging (you can also hear our recently released follow-on episode here).

Now, as we look ahead, we can begin to see the makings of the last act, a period where frustration and disappointment give way to genuine worry and even fear. Where an increasingly large number of people begin to act on their concerns, leading to greater sell-offs and potentially steep market declines.

Of course the good news is that these signals indicate that we are nearing the bottom and portend the arrival of what could potentially become an extremely favorable period for new investments. And as we’ve noted, the strength of the Fundrise portfolio (as evidenced again in first quarter returns) continues to put us in an enviable position of being able to go on the offensive. However, before the next upswing begins, markets (along with all investors) must first pass through this final stage of financial turmoil, a crucible reforging of markets — akin to the proverbial ring of fire — where nerves will be tested and the ill-prepared left wanting.

An old fashioned bank run

There are no shortages of takes on what caused the collapse of Silicon Valley Bank (as a side note you can read more here about how we stepped up with an innovative solution for some great companies caught in that event). In most instances, both press and pundits describe the culprit as some combination of circumstantial specifics:

The bank was overly concentrated in tech.

They didn’t hedge their portfolio.

The executives were irresponsible.

The regulators were asleep at the watch.

Yet, as the succession of bank failures grows — Silicon Valley, Signature, Silvergate, First Republic, Credit Suisse — the specifics of each instance begins to fade into the background and we are left instead with an increasingly clear picture that each one is merely part of a larger phenomenon of economic strain… a great deleveraging, that will continue to expose previously hidden distress as it slowly but steadily works it way through the financial system.

History rhymes

This pattern is eerily similar to the run up to the 2008 financial crisis. In that instance, it was originally described as only a problem with subprime mortgages. Then it spread to Alt-A mortgages, then adjustable home mortgages broadly, and eventually all mortgage lenders. Finally, it ended with a bailout of every major bank and the country’s largest insurance companies, along with nearly the entire auto-industry.

The fundamental pattern was then and is now the most basic cycle of credit and risk. As was true in ancient Sumeria, humans are inherently optimistic about both our own abilities and the future. When times are good people borrow, and borrow increasingly more, eventually relying on future borrowing as the only means to pay back existing debt.

Worse yet, in environments such as the one experienced over the past several years prudence and risk-aversion is actually punished. Restraint means you get outbid, lose key customers, and grow slower than your peer group. Less leverage means delivering lower returns. You lose investors and even your fellow team members may join competing organizations offering higher pay and promises of bigger rewards. As one infamous bank executive said, “when the music is playing, you have to dance”.

Rare are the Jeremy Granthams of the world, investors willing to lose half of their clients and assets under management because they recognize that things aren’t adding up despite the music playing all around them.

At 15 years, the current economic cycle is arguably the longest in US history. During this period, the country has benefited from some of the most extraordinary expansionary monetary policy ever conducted, with interest rates held near zero and a record amount of quantitative easing supplied by the Fed. While not a pure cover, it was almost inevitable that the song would sound the same.

Fed penitence

Over the past year, the Fed has been reversing its own work during the pandemic through the process of monetary tightening. And once again, the complexity of the methods obscures for many the simplicity of the consequences, which is to effectively reduce borrowing and in turn broadly drain money out of the system.

Of course, businesses and individuals rely on the continuous flow of money, in the form of equity and debt, in order to function. Business plans and personal budgets alike implicitly assume unrestricted access to both. Restaurants and retailers require financing to build up inventory. Home buyers need access to mortgages. And many consumers must borrow via credit cards to afford their everyday necessities.

In reality, a huge portion of all economic activity relies on the ability to borrow from the expected earnings of our future selves in order to finance consumption today.

And while some may understand the interconnectedness between equity and debt, we suspect that too few appreciate that most of the “money” in the economy is actually debt and not equity. The result being that too many are still underestimating the inevitability of the impact from the Fed's actions.

Today, credit (aka debt) markets dwarf their equity counterparts. The global equity markets are worth around $110 trillion¹. The global credit market is more than twice as large at almost $250 trillion². In other words, without access to debt, there can be no economic growth.

1. World Federation of Exchanges estimate for year-end 2021

2. International Monetary Fund Global Debt Database, year-end 2021

Unfortunately, over the past 15 years, many companies and borrowers have come to rely on continual access to cheap debt as the lifeblood for their businesses or lifestyles. Many are not capable nor are they designed to exist without it.

Now, with higher rates, this same relationship that fueled previous growth, has created a downward spiral. Slower growth means reduced borrowing and borrowers who must sell equity or liquidate deposits to pay down (or pay off) outstanding debts. But in such a market the number of sellers significantly outpaces the number of buyers, further driving down asset prices, which in turn reduces borrowing again, further slowing growth and the cycle repeats.

During a downturn, the laws of economics reassert themselves. Like a giant black hole, the gravitational force of The Great Deleveraging leaves no one untouched, no one is immune because ultimately no one exists outside the system.

Darkest before the dawn

Many of our investors know the level of respect we have for the lessons one can learn by studying the past. And while much of this may sound like doom and gloom, history teaches us that debt cycles are intrinsic to human nature. Consequently, as clear as we were about the current unavoidable downcycle, we are equally as confident about the inevitable upcycle to follow.

Over the years, we’ve purposely built a portfolio to weather the inevitable storms. After all, there’s no such thing as smooth sailing all the time. Our broad conservatism and generally lower leverage was intentional. Our goal was to ensure that during times such as the one we are entering now, we could be confident in the stability of our assets so that rather than having to spend time on defense we could take advantage of the investment opportunities that would arise out of financial market distress.

Not only is this supported by the aforementioned Fund level performance, but just as importantly, at the asset level, we continue to see strong fundamentals from the portfolio (occupancy rates, delinquencies, rent growth, etc…), all pointing to continued stability despite deteriorating macro conditions. These metrics in aggregate serve not only as a leading indicator of what we expect to see going forward but also provide us with the confidence to take more decisive action knowing that we are standing on a solid foundation.

As cliche as it sounds, we are at our core irrepressible contrarians. We tend to be most uncomfortable when the market is feeling most confident, and most optimistic as the market starts to embrace fear. We expect that sometime this summer (or early fall) the continued build-up of pressure in the system will boil over, causing widespread breakages in financial markets (The Great Cascading of the The Great Deleveraging) with the debt-ceiling crisis as the likely tipping point.

In the lead up to this, we aim to hold a significant amount of cash and liquid securities such as Treasury-backed money market funds (a continuation of our strategy of the last 9+ months which has generally been the best performing place to be over that time period) while opportunistically deploying into high-yielding credit opportunities (see previous discussion in the end of year letter). For our investors who are able to afford it, we think the time to move into aggressive deployment mode is nearing and we intend to share our views on when and how best to take advantage of these opportunities with greater frequency going forward, regardless of whether that be on the Fundrise platform or not.

As always, we appreciate your continued support and welcome your feedback and suggestions.

Remember the tortoise only pulls ahead at the very end of the race.

Until then…Onward.

Ben and the entire Fundrise team

Appendices

Exhibit A: Q1 2023 returns of client accounts by individual Fundrise sponsored fund

Fund name / objective	Average AUM[1]	Launch date	Net total return[2]
Registered funds
Flagship Real Estate Fund	$1,367,879,372	Jan 2021	0.56%
Income Real Estate Fund	$545,572,292	Apr 2022	2.13%
Growth eREITs
Growth eREIT	$273,940,947	Feb 2016	1.35%
Growth eREIT II	$165,365,055	Sep 2018	-0.46%
Development eREIT	$128,792,718	Jun 2019	-2.04%
eFund	$100,904,106	Jun 2017	0.02%
Growth eREIT III	$64,961,940	Feb 2019	-2.37%
Growth eREIT VII	$84,141,786	Jan 2021	1.35%
Balanced eREITs
East Coast eREIT	$174,723,518	Oct 2016	0.59%
Heartland eREIT	$99,735,217	Oct 2016	-0.71%
West Coast eREIT	$94,284,125	Oct 2016	-0.54%
Balanced eREIT II	$56,963,241	Jan 2021	-0.75%

1 “Average AUM” is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.

2 “Net total return” consists of the time-weighted, weighted-average aggregate returns of Fundrise Advisors client accounts within the fund indicated, calculated using the Modified Dietz method. Net total returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.